FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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___ Check this box if no longer subject to Section 16. (Form 4 or Form 5 obligations may continue. *See* Instruction 1(b)).
___Form 3 Holdings Reported
___Form 4 Transactions Reported

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
WASHBURN, THOMAS D. (Last) (First) (Middle)	**Irwin Financial Corporation (IFC)**	_____Director _____10% owner __X__Officer (give title below) _____Other (Specify below)

	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for (Month/Day/Year) **12/31/2002**	**TITLE** **EXECUTIVE VICE PRESIDENT**
500 Washington Street (Street)			
Columbus, IN 47201 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint Group Filing (Check Applicable Line) __X_ Form filed by One Reporting Person _____Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
COMMON STOCK							12,837 (2)	I	BY 401(K)
COMMON STOCK							19,913 (1)	I	BY SPOUSE

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses: **See continuation page(s) for footnotes**

/S/ THOMAS D. WASHBURN   1/28/2003

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**Signature of Reporting Person   Date

FORM 5 (continued)

WASHBURN, THOMAS D.   Irwin Financial Corporation (IFC)
500 Washington Street   12/31/2002
Columbus IN 47201

FOOTNOTES:

1. The reporting person previously reported 1,967 shares as Direct ownership held in a joint account with spouse. The 1,967 shares are owned by reporting person's spouse and are held indirectly.

2. Includes 66 additional shares acquired through participation in the Irwin Financial Corporation Employees' Savings Plan (401(k) Plan). Shares noted are as of 12/31/02. The number reported is the nearest whole number of shares.